Via Facsimile and U.S. Mail
Mail Stop 6010

August 4, 2008

Mr. John D. Vallaro
Executive Vice President, Chief Financial Officer
  and Treasurer
Arch Capital Group Ltd.
Wessex House, 45 Reid Street
Hamilton HM12, Bermuda

Re: Arch Capital Group Ltd.
         Form 10-K for Fiscal Year Ended December 31, 2007
         Form 10-Q for Fiscal Quarter Ended March 31, 2008
         File No. 1-16209

Dear Mr. Vallaro:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Branch Chief